U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02052392

1-14572

P.E.
8/1/02

For the month of August 2002

FOUR SEASONS HOTELS INC.

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
(416) 449-1750
(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F X

RECD S.E.C.
1086

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X .

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

This Report on Form 6-K is hereby incorporated by reference to the registrant's registration statements on Form S-8, Registration Nos. 333-08576, 333-13290, 333-14080, and 333-13654.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTELS INC.

August 26, 2002

By: Randolph Weisz
Its: Executive Vice President,
General Counsel and Secretary

SECOND QUARTER

Ended June 30, 2002

FOUR SEASONS
Hotels and Resorts

FOUR SEASONS
Hotels and Resorts

Shareholder Information

Barbara Henderson,
Vice President, Taxation and
Investor Relations
(416) 441-4329
e-mail:
investors@fourseasons.com

Reservations Information

For reservations at
Four Seasons Hotels and Resorts,
please call toll-free:

(800) 268-6282 in Canada
(800) 332-3442 in the
United States

Or visit our web site at
www.fourseasons.com

For reservations at
Regent International Hotels,
please call toll-free:
(800) 545-4000 in
Canada and the United States



Message to Our Shareholders

Our financial results for the second quarter continue to reflect a slowdown in the lodging industry globally and, more specifically, the continued weakness in corporate travel demand. In this challenging environment we are continuing to follow our established business model and we are doing this profitably. We believe this strategy positions us well for future economic recovery and the period leading up to that recovery.

Net earnings decreased 35.7% to $18.1 million ($0.52 basic earnings per share and $0.48 diluted earnings per share) for the three months ended June 30, 2002, as compared to $28.2 million ($0.80 basic earnings per share and $0.72 diluted earnings per share) for the comparable period in 2001. For the six months ended June 30, 2002, net earnings decreased 42.8% to $25.8 million ($0.74 basic earnings per share and $0.70 diluted earnings per share), as compared to $45.2 million ($1.29 basic earnings per share and $1.17 diluted earnings per share) for the comparable period in 2001.

This has been a time of volatility in corporate profits and the global financial markets, with a resulting effect on business spending, including travel demand. As the markets stabilize and profits return, we expect the increase in business travel demand which typically accompanies economic recovery. As a result of the continuing uncertainties at present, and given the importance of business travel to the majority of our hotels under management, we have reduced our guidelines for RevPAR and earnings for the remainder of the year. These could change further as conditions change as well. However, we feel confident the RevPAR and gross operating margins realized at Four Seasons hotels will continue to be industry leading and our efforts are focused on maintaining or enhancing our competitive position while we await the ultimate economic recovery.

Four Seasons continues to grow. We continue to expect the pace of openings of our hotels and resorts over the next two years to be very strong. There is a great deal of interest in developing and building luxury projects, and our development partners have been able to continue to secure financing in connection with these new hotels. To date in 2002, new Four Seasons properties have opened in Shanghai and Sharm el Sheikh. Later this year, the Company expects to open Four Seasons hotels in Amman, Riyadh and Tokyo at Marunouchi. Looking out over the next 24 months, the Company expects to open 16 new Four Seasons properties, including new hotels in Budapest, Istanbul at the Bosphorus and Miami, and new resorts in Jackson Hole, Exuma and Hampshire, England.

We continue to focus on introducing Four Seasons properties to new key markets, enhancing our ability to attract business to our new and existing properties and delivering the unparalleled service our customers expect. We believe that this strategy will provide the best long-term value for all Four Seasons stakeholders.

Isadore Sharp
(signed)

Management's Discussion and Analysis

As of August 2, 2002

The following should be read in conjunction with the accompanying consolidated financial statements and with the Management's Discussion and Analysis and the consolidated financial statements contained in the Company's 2001 Annual Report.

Earnings

Net earnings decreased 35.7% to $18.1 million ($0.52 basic earnings per share and $0.48 diluted earnings per share) for the three months ended June 30, 2002, as compared to $28.2 million ($0.80 basic earnings per share and $0.72 diluted earnings per share) for the comparable period in 2001.

For the six months ended June 30, 2002, net earnings decreased 42.8% to $25.8 million ($0.74 basic earnings per share and $0.70 diluted earnings per share), as compared to $45.2 million ($1.29 basic earnings per share and $1.17 diluted earnings per share) for the comparable period in 2001.

Operating Results

During the quarter, those markets that are more dependent upon business travel continued to underperform relative to other markets in which the Company operates. In addition, certain of the US city centre hotels experienced reduced Middle Eastern travel demand. However, overall leisure travel demand remained relatively strong, a trend reflected in the RevPAR results of the majority of the Company's resorts, with the exception of the Company's two resorts in Bali, which were affected by reduced travel to Indonesia. Generally, business travel within Europe was not as weak as that experienced in the US, and hotels such as Paris and Milan (that typically have a balance of business and leisure travel) realized RevPAR improvements during the second quarter.

RevPAR[1], on a US dollar basis, for worldwide Core Hotels[2] decreased 5.8% during the second quarter of 2002, as compared to the same period in 2001. This decline was consistent with the Company's expectation of a 4% to 6% decline for the quarter. The RevPAR decline was attributable primarily to lower occupancy levels and a 2.6% decline in average daily room rate during the second quarter of 2002, as compared to the same period in 2001. The decline in average daily room rate was a result of a change in sales mix, with fewer suites and deluxe rooms being sold in the quarter, combined with a greater proportion of negotiated rate volume business. The Company is continuing its strategy of maintaining the high level of product and services it has consistently provided to its customers without compromising room rates within a category. This strategy should allow the Company to maintain its industry-leading service reputation and average daily room rates in the near term and set the stage for improved RevPAR results as demand strengthens and as corporate business travel returns to more normal levels.

Worldwide Core Hotels gross operating margin[3] declined 2.3 percentage points from 36.6% in the second quarter of 2001 to 34.3% in the second quarter of 2002. The decline in gross operating margin was attributable, in part, to the contraction of hotel revenue, but was also influenced by increases in insurance, energy and employee benefit costs.

For the first six months of 2002, RevPAR, on a US dollar basis, for worldwide Core Hotels decreased 8.9%, and the gross operating margin declined 2.8 percentage points from 35.6% to 32.8%, as compared to the same period in 2001.

During the second quarter of 2002, RevPAR for US Core Hotels, on a US dollar basis, decreased 7.7% and the gross operating margin declined 2.8 percentage points to 33% from 35.8%, as compared to the same period in 2001. New York and Boston continued to be among the most difficult markets as a result of reduced levels of business travel. For the first six months of 2002, RevPAR for US Core Hotels, on a US dollar basis, decreased 10.2%, and the gross operating margin declined 3.5 percentage points to 30.8% from 34.3%, as compared to the same period in 2001.

In the second quarter of 2002, RevPAR for Canada/Mexico/Caribbean Core Hotels, on a US dollar basis, decreased by 5.4% and the gross operating margin declined 2.2 percentage points from 35.4% to 33.2%, as compared to the same quarter in 2001. For the first six months of 2002, Canada/Mexico/Caribbean Core Hotels experienced a decrease in RevPAR, on a US dollar basis, of 8.5% and the gross operating margin declined 3.4 percentage points from 38.2% to 34.8%, as compared to the same period in 2001.

RevPAR for Europe/Middle East Core Hotels, on a US dollar basis, was essentially flat and the gross operating margin declined one percentage point from 41.4% to 40.4% in the second quarter of 2002, as compared to the same period in 2001. During the quarter there was a divergence of operating performance within the Europe/Middle East Core Hotels. Four Seasons hotels in Paris and Milan both experienced occupancy levels in excess of 80% as a result of strong demand from both leisure and business travellers. Four Seasons hotels in Cairo and Istanbul experienced occupancy declines of over 15% as a result of generally weak travel demand in those markets.

For the six months ended June 30, 2002, RevPAR for Europe/Middle East Core Hotels, on a US dollar basis, decreased 3.9% and the gross operating margin improved from 38.0% to 38.2%, as compared to the same period in 2001. Europe/Middle East Core Hotels experienced a decrease in RevPAR of 5.1%, on a local currency basis, for the second quarter of 2002, as compared to the same period in 2001. On a local currency basis, RevPAR for Europe/Middle East Core Hotels decreased 4.7% during the first half of 2002, as compared to the same period in 2001.

For the second quarter of 2002, RevPAR for Asia/Pacific Core Hotels, on a US dollar basis, decreased 2.2% and the gross operating margin declined 2.1 percentage points from 37.4% to 35.3%, as compared to the second quarter of 2001. The Company's properties under management in Tokyo, Sydney and Bangkok performed well relative to other Four Seasons hotels in the region during the quarter. The hotels and resorts in Singapore and Bali experienced RevPAR declines in excess of 15% as a result of weak travel demand, particularly from the US.

RevPAR for Asia/Pacific Core Hotels decreased by 7.9%, on a US dollar basis, for the first six months of 2002, as compared to the same period in 2001, and the gross operating margin declined 2.1 percentage points from 37.7% to 35.6%. Asia/Pacific Core Hotels experienced a RevPAR decrease of 5.9%, on a local currency basis, during the second quarter of 2002, as compared to the same period in 2001. On a local currency basis, RevPAR for Asia/Pacific Core Hotels decreased 8% in the first six months of 2002, as compared to the same period in 2001.

The Company's worldwide resort portfolio experienced a US dollar RevPAR decline of 3.3% in the second quarter of 2002, as compared to the same period in 2001. Resort occupancies declined on average by 2.9 occupancy points to 72.4%, while the average daily room rate of US$387 was essentially flat, as compared to the second quarter of 2001. For the six months ended June 30, 2002, the Company's resort portfolio experienced a US dollar RevPAR decline of 4.2%, as compared to the same period in 2001, as occupancies declined on average by 3 percentage points and the average daily room rate was essentially flat at US$424, as compared to the same period in 2001.

Management Operations

Management fee revenues decreased 18.2% to $39.9 million for the quarter ended June 30, 2002, and decreased 19.6% to $75.9 million for the six months ended June 30, 2002, as compared to the same periods in 2001. As expected, RevPAR declined on a worldwide basis, which reduced profitability of the hotels under management and negatively affected the Company's profit-based incentive fees during the second quarter of 2002, as compared to the second quarter of 2001. Incentive fees declined by 35% during the quarter, which represented $3.9 million of the fee decline experienced during the second quarter of 2002. Reduced incentive fees caused by lower profitability of the hotels under management accounted for $6.8 million of the fee decline during the first six months of 2002.

A portion of the decline in fee revenues was caused by the Company ceasing to manage The Regent Hong Kong on June 1, 2001. During the second quarter of 2001, the fee revenues from The Regent Hong Kong were $926,000. The decline in fee revenues was also attributable, in part, to a reduction in fees received from Four Seasons residential projects. The sales of residential projects were negatively affected by lower demand levels caused by the weakening economic conditions in the United States, although average achieved selling prices of the units increased by 36% in the second quarter of 2002, as compared to the second quarter of 2001.

As a result of these reductions in fee revenues and to increases in general and administrative costs, which were in line with inflation, Four Seasons' management earnings, before other operating items, for the second quarter of 2002 decreased 28.2% to $24 million, as compared to $33.5 million in the second quarter of 2001. Management earnings, before other operating items, for the six months ended June 30, 2002 were $44.9 million, a 28.8% decrease as compared to $63.1 million for the same period in 2001.

The management operations profit margin[4] for the quarter ended June 30, 2002 declined to 60.1%, as compared to 68.5% for the same period in 2001, and was 59.2% for the six months ended June 30, 2002, as compared to 66.8% for the same period in 2001. On a full-year basis, the Company expects the profit margin on its management business to be comparable to the 59.3% profit margin achieved for the full year of 2001.

Ownership Operations[5]

Ownership operations losses, before other operating items, were $249,000 in the second quarter of 2002, as compared to earnings of $721,000 in the second quarter of 2001. The weaker economic conditions in New York continued to negatively affect the Company's ownership interest in The Pierre. The Pierre's RevPAR declined by 18.9% during the second quarter of 2002, as compared to the second quarter of 2001, which resulted in a reduction of operating earnings at this hotel.

Ownership operations losses, before other operating items, for the first six months of 2002 were $8.4 million, as compared to losses of $4.4 million for the comparable period in 2001. The Pierre accounted for a substantial portion of this decline year over year, reflecting the particularly difficult conditions in the New York market.

Other Income/Expense

Other income, net, for the second quarter was $2.8 million compared to $3.4 million for the same period in 2001. The Company realized a net foreign exchange accounting gain in the second quarter of 2002 of $3.6 million, as compared to a $1.5 million loss in the second quarter of 2001. As discussed in the Company's 2001 Annual Report, the Company attempts to minimize the impact of fluctuations in foreign currencies through the use of foreign exchange forward contracts. The gain in the second quarter of 2002 was the result of a significant strengthening of various currencies against the Canadian and US dollar, relating primarily to the Company's working capital position and other monetary assets. In light of the unusual volatility in foreign currencies experienced during the quarter, the Company increased the proportion of its working capital and other monetary assets that are hedged.

During the second quarter of 2001 the Company recognized a $4.7 million gain relating to the reversal of provisions in connection with its investment in Four Seasons Hotel Prague, the sale of which closed in the third quarter of 2001.

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2002 was $3.6 million and $7.1 million for the six months ended June 30, 2002, as compared to $3.7 million and $7.7 million, respectively, for the same periods in 2001. The decrease in depreciation and amortization expense was primarily attributable to a change in the accounting standard relating to goodwill and other intangible assets that became effective January 1, 2002 and is discussed in note 1(a) to the second quarter consolidated financial statements. This decrease was partially offset by additional depreciation and amortization expense on new management contracts. If the new accounting standard had been in place during the second quarter of 2001, net earnings would have reflected an improvement of $729,000 ($0.03 basic earnings per share or $0.02 diluted earnings per share), as compared to the same period in 2001, due to lower amortization expense. Similarly, for the six-month period ended June 30, 2001, net earnings would have reflected an improvement of $1.5 million ($0.05 basic earnings per share or $0.03 diluted earnings per share), as compared to the same period in 2001, as a result of lower amortization expense (see reconciliation in note 1(a) to the second quarter consolidated financial statements).

Net Interest Income

Net interest income for the quarter ended June 30, 2002 was $956,000, as compared to net interest income of $3.3 million for the same period in 2001, primarily due to lower interest rates earned on short-term cash deposits, offset by reduced interest expense resulting from the redemption of $100 million principal amount of unsecured debentures in November 2001. In addition, higher interest income was realized in the second quarter of 2001 from interest on receivables relating to the Prague and Scottsdale properties, which were subsequently repaid in 2001.

For the six months ended June 30, 2002, net interest income was $3 million, as compared to net interest income of $4.8 million for the same period in 2001.

Income Tax Expense

The Company's effective tax rate in both the second quarter and the first six months ended June 30, 2002 and the comparable periods in 2001 was 24%.

Balance Sheet

A part of the Company's business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. The loans or investments will only be made where the overall economic return to Four Seasons justifies the investment. As a part of its ongoing balance sheet evaluation, the Company has reviewed each investment and has determined that the book value of none of these loans or investments is impaired as at June 30, 2002.

The Company is, however, currently in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5 million loan owed to the Company that is secured by a second mortgage and that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration and the Company currently has no reason to believe that its loan is not appropriately secured, provided due process of law is respected. Due to the ongoing financial difficulties of the owner of the Caracas hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas ceased taking guest reservations as at June 12, 2002. The Company is pursuing all available remedies with the objective of protecting its management rights and its loan and allowing the hotel to resume its operations on a sound financial basis. The Company's total balance sheet exposure to the Caracas property is $10.9 million.

Cash and cash equivalents continue to be one of the largest assets on the Company's balance sheet. The Company's cash and cash equivalents were $207.3 million as at June 30, 2002, as compared to $210.4 million as at December 31, 2001.

Long-term obligations were $119.4 million as at June 30, 2002 and December 31, 2001. The Company's debt position consists primarily of its zero coupon convertible debt that matures in 2029 and that is redeemable by the Company at any time after September 2004 (the terms and conditions of the convertible notes are more fully described in the Company's 2001 Annual Report).

The Company has investment grade ratings from each of the bond rating agencies that cover the Company. Recently, Moody's confirmed its investment grade rating and changed its outlook for the Company from "negative" to "stable." Moody's has indicated that the improvement in the outlook was due to Four Seasons' rebound from the initial negative impact of the events of September 11 in line with overall industry trends, the reduction in debt levels and Moody's expectation that the Company is unlikely to face any material impairment with respect to its on- or off-balance sheet hotel-related receivables or investments.

Cash Flow

The Company generated $6.2 million of cash from operations in the second quarter of 2002 and $13.9 million during the six months ended June 30, 2002, as compared to $27.6 million and $58.6 million, respectively, for the same periods in 2001. During the quarter, the Company funded $6.8 million in new management opportunities. The Company expects total capital spending and dividends in 2002 to be approximately the same as in 2001 (approximately $73.2 million). During the remainder of 2002, the Company expects to make investments in a number of Four Seasons projects including Sedona, Jackson Hole, Costa Rica and São Paulo.

Lease and Contingent Commitments

As discussed in the Company's 2001 Annual Report, the Company has certain lease and contingent commitments. There has been no material change to these commitments through the first six months of 2002 and the Company does not anticipate any material change in respect of these commitments over the remainder of this fiscal year.

Current Operating Outlook

The Company expects that the remainder of the year will continue to be challenging due to the ongoing weakness in corporate travel demand, which continues to negatively affect a number of the Company's key properties. The recent, significant declines and ongoing volatility in global equity markets are also expected to impede the recovery of the global economy and corporate profits generally. In the Operating Risks section of the Company's 2001 Annual Report is a discussion of the principal risks associated with the business. The uncertainty regarding the timing and extent of recovery makes it particularly difficult at this time to develop forward-looking information about which one can be confident.

In the current environment, the Company has revised its estimates to reduce the RevPAR and net earnings expectations over the remainder of the year. On a full-year basis, the Company expects its average daily room rates for 2002 to be comparable with both 2000 and 2001.

Based on these revised assumptions, the Company expects fee revenues on a full-year basis to be approximately the same as those achieved in 2001, as compared to our initial expectation that fee revenues would increase by 5% in 2002. General and administrative expenses are expected to continue to remain generally unchanged compared to 2001 on a full-year basis. Accordingly, the Company expects that the management operations profit margin for the full-year 2002 also will remain comparable to the 2001 profit margin of 59.3%.

The continued weak global economic conditions, combined with delays in the start of construction of the Four Seasons Residence Club Sedona at Seven Canyons, also are expected to result in the fees from the Company's residential business being $7.4 million below the Company's business plan expectations for 2002.

With the weak economic conditions experienced through June 30, 2002 in New York and their impact on The Pierre, the Company expects ownership operations losses for the full year 2002 to be approximately $11.5 million, which is approximately $3 million greater than was anticipated at the beginning of this year.

During the quarter, the owner of the Four Seasons Olympic Hotel Seattle began marketing the hotel for sale. The owner is asserting that the hotel can be sold without the Company's management agreement. The Company strongly disagrees with the owner's assertion and does not believe the hotel can be sold unencumbered by the Company's management.

The Regent Hotel Jakarta has been closed since February 2002 as a result of damage from extensive flooding. The timing on the re-opening of the hotel is uncertain pending resolution of discussions with the insurer regarding the expenses relating to the repairs and interruption of business of the hotel.

For the year ended December 31, 2001, the management fees from Four Seasons Olympic Hotel Seattle and The Regent Hotel Jakarta represented less than 2.5% of total fee revenues for that year. For the six months ended June 30, 2002, the management fees from Four Seasons Olympic Hotel Seattle and The Regent Hotel Jakarta represented approximately 1.6% of total fee revenues for that period.

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events and expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown including the impact of the equity markets decline and volatility, the pace of the lodging industry's recovery from the terrorist attacks of September 11, 2001 and subsequent uncertainty concerning the potential for similar events; supply and demand changes for hotel rooms and residential properties; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. These statements are made as of the date of this document, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

1 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.

2 The term "Core Hotels" means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at The First Residence, and the deletion of The Regent Jakarta (which closed for repairs in February 2002 following damage from extensive flooding).

3 Gross operating margin represents gross operating profit as a percent of gross operating revenue.

4 The management operations profit margin represents management earnings, before other operating items, as a percent of management operations revenue.

5 Included in ownership operations earnings (losses) are the consolidated revenues and expenses from the Company's 100% interest in The Pierre in New York, Four Seasons Hotel Vancouver, Four Seasons Hotel Berlin; distributions from minority ownership interests in properties that Four Seasons manages and corporate overhead expenses.

Consolidated Balance Sheets

(Unaudited) (in thousands of dollars)	As at June 30, 2002	As at December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 207,321**	$ 210,421
Receivables	**85,947**	78,450
Inventory	**2,679**	3,074
Prepaid expenses	**4,995**	2,492
	300,942	294,437
Long-term receivables	**207,407**	201,453
Investments in hotel partnerships and corporations	**136,565**	141,005
Fixed assets	**51,897**	50,715
Investment in management contracts	**202,758**	201,460
Investment in trademarks and trade names (note 1(a))	**6,482**	33,784
Future income tax assets	**14,590**	17,745
Other assets	**40,867**	39,782
	$ 961,508	$ 980,381
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 36,723**	$ 50,813
Long-term obligations due within one year	**555**	1,188
	37,278	52,001
Long-term obligations	**118,875**	118,244
Shareholders' equity (notes 1(a) and 2):		
Capital stock	**324,347**	319,460
Convertible notes	**178,543**	178,543
Contributed surplus	**4,784**	4,784
Retained earnings	**283,275**	285,619
Equity adjustment from foreign currency translation	**14,406**	21,730
	805,355	810,136
	$ 961,508	$ 980,381

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(Unaudited)
(In thousands of dollars except per share amounts)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Consolidated revenues (note 3)	**$ 80,964**	$ 90,185	**$ 145,545**	$ 168,968
Management Operations				
Revenues (note 4)	**$ 39,934**	$ 48,824	**$ 75,926**	$ 94,483
General and administrative expenses	**(15,925)**	(15,373)	**(31,009)**	(31,414)
	24,009	33,451	**44,917**	63,069
Ownership Operations				
Revenues	**42,214**	43,291	**71,804**	77,546
Distributions from hotel investments	**465**	225	**571**	417
Expenses:				
Cost of sales and expenses	**(41,279)**	(40,640)	**(77,974)**	(78,917)
Fees to Management Operations	**(1,649)**	(2,155)	**(2,756)**	(3,478)
	(249)	721	**(8,355)**	(4,432)
Earnings before other operating items	**23,760**	34,172	**36,562**	58,637
Depreciation and amortization	**(3,639)**	(3,728)	**(7,144)**	(7,667)
Other income, net	**2,765**	3,368	**1,624**	3,640
Earnings from operations	**22,886**	33,812	**31,042**	54,610
Interest income, net	**956**	3,268	**2,966**	4,811
Earnings before income taxes	**23,842**	37,080	**34,008**	59,421
Income tax expense:				
Current	**(3,007)**	(8,298)	**(4,387)**	(13,009)
Future	**(2,715)**	(601)	**(3,775)**	(1,252)
	(5,722)	(8,899)	**(8,162)**	(14,261)
Net earnings	**$ 18,120**	$ 28,181	**$ 25,846**	$ 45,160
Basic earnings per share	**$ 0.52**	$ 0.80	**$ 0.74**	$ 1.29
Diluted earnings per share	**$ 0.48**	$ 0.72	**$ 0.70**	$ 1.17

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Provided by Operations

(Unaudited)
(In thousands of dollars)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in) operations:				
Management Operations				
Earnings before other operating items	**$ 24,009**	$ 33,451	**$ 44,917**	$ 63,069
Items not requiring an outlay of funds	**374**	290	**744**	460
Working capital provided by Management Operations	**24,383**	33,741	**45,661**	63,529
Ownership Operations				
Earnings (loss) before other operating items	**(249)**	721	**(8,355)**	(4,432)
Items not requiring an outlay of funds	**—**	—	**—**	2,657
Working capital provided by (used in) Ownership Operations	**(249)**	721	**(8,355)**	(1,775)
	24,134	34,462	**37,306**	61,754
Interest received	**2,746**	3,423	**8,151**	10,736
Interest paid	**(138)**	(140)	**(425)**	(3,541)
Current income tax paid	**(4,446)**	(4,446)	**(8,892)**	(8,892)
Change in non-cash working capital	**(13,258)**	(5,373)	**(18,251)**	(4,312)
Other	**(2,847)**	(373)	**(4,011)**	2,852
Cash provided by operations	**$ 6,191**	$ 27,553	**$ 13,878**	$ 58,597

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Unaudited) (In thousands of dollars)	Three months ended June 30,		Six months ended June 30,	
	2002	2001	**2002**	2001
Cash provided by (used in):				
Operations:	**$ 6,191**	$ 27,553	**$ 13,878**	$ 58,597
Financing:				
Long-term obligations, including current portion	**(159)**	(224)	**(799)**	(275)
Issuance of shares	**724**	1,353	**4,887**	1,641
Dividends paid	**—**	—	**(1,815)**	(1,813)
Cash provided by (used in) financing	**565**	1,129	**2,273**	(447)
Capital investments:				
Long-term receivables	**(7,543)**	(6,641)	**(8,151)**	(28,589)
Hotel investments	**(1,100)**	(3,017)	**(1,682)**	(5,059)
Disposal of hotel investments	**5,455**	—	**5,455**	18,425
Purchase of fixed assets	**(2,740)**	(1,934)	**(5,730)**	(3,894)
Investment in trademarks, trade names and management contracts	**(1,809)**	(746)	**(2,199)**	(7,356)
Other assets	**(2,407)**	(1,581)	**(6,093)**	(2,415)
Cash used in capital investments	**(10,144)**	(13,919)	**(18,400)**	(28,888)
Increase (decrease) in cash and cash equivalents	**(3,388)**	14,763	**(2,249)**	29,262
Decrease in cash due to unrealized foreign exchange loss	**(1,017)**	(2,678)	**(851)**	(1,663)
Cash and cash equivalents, beginning of period	**211,726**	233,614	**210,421**	218,100
Cash and cash equivalents, end of period	**$ 207,321**	$ 245,699	**$ 207,321**	$ 245,699

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(Unaudited) (In thousands of dollars)	Six months ended June 30,	
	2002	2001
Retained earnings, beginning of period	**$ 285,619**	$ 202,760
Effect of adoption of new standard on accounting for intangible assets (note 1(a))	**(26,366)**	—
	259,253	202,760
Net earnings	**25,846**	45,160
Dividends declared	**(1,824)**	(1,812)
Retained earnings, end of period	**$ 283,275**	$ 246,108

See accompanying notes to consolidated financial statements.

(Unaudited)
(In thousands of dollars except per share amounts)

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company's annual consolidated financial statements for the year ended December 31, 2001, except as disclosed below:

(a) Intangible assets

Effective January 1, 2002, the Company adopted the new accounting standard for goodwill and other intangible assets as established by the Canadian Institute of Chartered Accountants ("CICA") without restatement of prior periods. Intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Potential impairment of an intangible asset is determined by comparing the asset's carrying value to its fair value. Any loss resulting from impairment tests effective January 1, 2002 must be recognized as a charge to opening retained earnings. Impairment arising subsequent to January 1, 2002 will be recognized as a charge to income. Intangible assets which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

During the first quarter of 2002, in accordance with the new accounting standard, the Company completed its review of its existing intangible assets. That review determined that its investment in the rights to the Regent trade name, which was transferred to Carlson Hospitality Worldwide ("Carlson") in 1997 in exchange for the entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, has an indefinite useful life. As required by the new standard, the Company tested this intangible asset for impairment as at January 1, 2002 under the new fair value based impairment methodology, and determined that its fair value was less than its carrying amount. As a result, the Company recorded during the first quarter of 2002 a decrease to retained earnings of $26,366, a decrease to investment in trademarks and trade names of $27,042 and an increase to future income tax assets of $676.

The Company has determined that none of its other intangible assets have indefinite lives and, accordingly, amortizes such intangible assets over their estimated useful lives. Prior to 2002, the Company amortized its investment in management contracts on a straight-line basis over the terms of the contracts to a maximum of 40 years. Effective January 1, 2002, as required under the new accounting standard, the Company amortizes its investment in management contracts over the actual term of the contracts in proportion to the benefits received.

For the three months and six months ended June 30, 2001, had the Regent trade name transferred to Carlson not been amortized and had the amortization of investment in management contracts been adjusted for the change in estimated useful lives, the reported net earnings, basic earnings per share and diluted earnings per share would be adjusted as follows:

(Unaudited) (In thousands of dollars except per share amounts)	Three months ended June 30, 2001 Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share	Six months ended June 30, 2001 Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
Reported amounts	$ 28,181	$ 0.80	$ 0.72	$ 45,160	$ 1.29	$ 1.17
Trade name amortization (net of income tax recovery of $5 and $10, respectively)	190	0.01	0.01	380	0.01	0.01
Management contract amortization (net of income tax recovery of $79 and $160, respectively)	539	0.02	0.01	1,090	0.04	0.02
Adjusted amounts	$ 28,910	$ 0.83	$ 0.74	$ 46,630	$ 1.34	$ 1.20

(b) Foreign currency translation and hedging relationships

Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a fixed or determinable life. Due to the hedging relationships established by the Company during 2001 relating to its long-term receivables, long-term obligations, investments in self-sustaining foreign operations and foreign exchange forward contracts, the adoption by the Company of the amendment to the standard on accounting for foreign currency translation did not have an impact on the Company for the six months ended June 30, 2002.

In addition, in December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which will be effective for fiscal years beginning on or after July 1, 2002. The Company has not yet determined the impact of the implementation of this guideline on its 2003 consolidated financial statements.

(c) Stock-based compensation and other stock-based payments

Effective January 1, 2002, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value based method to account for stock-based payments to non-employees, and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted by the new standard, the Company has opted to continue to use its existing policy under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Accordingly, the compensation element of stock options issued by the Company during the first six months of 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.29% to 5.20%; semi-annual dividend per Limited Voting Shares of $0.055; volatility factors of the expected market price of the Company's Limited Voting Shares ranging from 47.4% to 49.8%; and expected lives of the options ranging between 4 and 7 years, depending on the level of the employee who was granted stock options.

For the three months and six months ended June 30, 2002, assuming the Company had accounted for its stock options issued under the fair value based method, pro forma net earnings would have been $17,905 and $25,624, respectively, pro forma basic earnings per share would have been $0.51 and $0.73, respectively, and pro forma diluted earnings per share would have been $0.48 and $0.70, respectively. In calculating pro forma net earnings and pro forma basic and diluted earnings per share, stock options issued prior to January 1, 2002 have been excluded from the fair value based accounting method.

2. Shareholders' equity:

As at June 30, 2002, the Company has outstanding Variable Multiple Voting and Limited Voting Shares of 35,162,262 and outstanding stock options of 5,728,347 (weighted average exercise price of $52.09). In addition, the Company has 655,404 convertible notes outstanding, each of which may be converted into 5.284 Limited Voting Shares of the Company. The Company, however, has the right to acquire for cash the notes that a holder has required to be so converted. Holders also have the right to require the Company to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares having a fair value equal to the issue price plus accrued interest to the date of purchase. The Company has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. Also, on or after September 23, 2004, the Company may redeem for cash all or a portion of the notes.

3. Consolidated revenues:

Consolidated revenues of the Company are comprised of revenues from Management Operations, revenues from Ownership Operations, distributions from hotel investments, less fees from Ownership Operations to Management Operations.

4. Revenues under management:

Total revenues under management were $752,481 for the three months ended June 30, 2002 ($786,649 for the three months ended June 30, 2001), and $1,438,419 for the six months ended June 30, 2002 ($1,537,174 for the six months ended June 30, 2001). Total revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Company manages. Approximately 67% of the fee revenues earned by the Company were calculated as a percentage of the total revenues under management of all hotels and resorts.

5. Seasonality:

The Company's hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. The Company's ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership operations typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels.

Management operations are also seasonal in nature, as fee revenues are affected by the seasonality of hotel revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in those months and may be offset to a greater extent as the portfolio of resort properties managed by the Company increases.

In 2002, this normal seasonality is also heightened by the ongoing impact from the September 11 terrorist attacks, the war on terrorism and the weak US economy, which adversely affected the normal decision cycle for first and second quarter business travel and meetings and leisure travel.

Summary of Hotel Operating Data – Core Hotels[1]

(Unaudited) Three months ended June 30,

	2002	2001	Variance
Worldwide			
No. of properties	**45**	45	—
No. of rooms	**12,575**	12,575	—
Occupancy[2]	**69.3%**	71.7%	(2.4%)
ADR[3] – in US dollars	**$293**	$301	(2.6%)
– in equivalent Canadian dollars	**$455**	$463	(1.7%)
RevPAR[4] – in US dollars	**$203**	$216	(5.8%)
– in equivalent Canadian dollars	**$315**	$332	(5.0%)
Gross operating margin[5]	**34.3%**	36.6%	(2.3%)
United States			
No. of properties	**22**	22	—
No. of rooms	**6,971**	6,971	—
Occupancy[2]	**72.1%**	73.9%	(1.8%)
ADR[3] – in US dollars	**$322**	$341	(5.4%)
– in equivalent Canadian dollars	**$500**	$524	(4.5%)
RevPAR[4] – in US dollars	**$232**	$252	(7.7%)
– in equivalent Canadian dollars	**$360**	$387	(6.9%)
Gross operating margin[5]	**33.0%**	35.8%	(2.8%)
Canada/Mexico/Caribbean			
No. of properties	**5**	5	—
No. of rooms	**1,341**	1,341	—
Occupancy[2]	**68.3%**	70.8%	(2.5%)
ADR[3] – in US dollars	**$252**	$257	(1.9%)
– in equivalent Canadian dollars	**$391**	$395	(1.0%)
RevPAR[4] – in US dollars	**$172**	$182	(5.4%)
– in equivalent Canadian dollars	**$267**	$280	(4.6%)
Gross operating margin[5]	**33.2%**	35.4%	(2.2%)
Asia/Pacific			
No. of properties	**10**	10	—
No. of rooms	**2,715**	2,715	—
Occupancy[2]	**64.2%**	65.9%	(1.7%)
ADR[3] – in US dollars	**$168**	$167	0.3%
– in equivalent Canadian dollars	**$261**	$257	1.2%
RevPAR[4] – in US dollars	**$108**	$110	(2.2%)
– in equivalent Canadian dollars	**$167**	$170	(1.4%)
Gross operating margin[5]	**35.3%**	37.4%	(2.1%)
Europe/Middle East			
No. of properties	**8**	8	—
No. of rooms	**1,548**	1,548	—
Occupancy[2]	**66.5%**	72.6%	(6.1%)
ADR[3] – in US dollars	**$402**	$371	8.3%
– in equivalent Canadian dollars	**$624**	$571	9.3%
RevPAR[4] – in US dollars	**$267**	$269	(0.8%)
– in equivalent Canadian dollars	**$415**	$414	0.1%
Gross operating margin[5]	**40.4%**	41.4%	(1.0%)

(Unaudited) Six months ended June 30,

	2002	2001	Variance
Worldwide			
No. of properties	**45**	45	—
No. of rooms	**12,575**	12,575	—
Occupancy[2]	**66.8%**	71.3%	(4.5%)
ADR[3] – in US dollars	**$294**	$302	(2.8%)
– in equivalent Canadian dollars	**$461**	$463	(0.3%)
RevPAR[4] – in US dollars	**$196**	$215	(8.9%)
– in equivalent Canadian dollars	**$308**	$330	(6.6%)
Gross operating margin[5]	**32.8%**	35.6%	(2.8%)
United States			
No. of properties	**22**	22	—
No. of rooms	**6,971**	6,971	—
Occupancy[2]	**69.0%**	73.2%	(4.2%)
ADR[3] – in US dollars	**$325**	$341	(4.7%)
– in equivalent Canadian dollars	**$511**	$523	(2.3%)
RevPAR[4] – in US dollars	**$224**	$250	(10.2%)
– in equivalent Canadian dollars	**$352**	$383	(7.9%)
Gross operating margin[5]	**30.8%**	34.3%	(3.5%)
Canada/Mexico/Caribbean			
No. of properties	**5**	5	—
No. of rooms	**1,341**	1,341	—
Occupancy[2]	**64.0%**	69.5%	(5.5%)
ADR[3] – in US dollars	**$286**	$288	(0.8%)
– in equivalent Canadian dollars	**$448**	$441	1.7%
RevPAR[4] – in US dollars	**$183**	$200	(8.5%)
– in equivalent Canadian dollars	**$287**	$306	(6.2%)
Gross operating margin[5]	**34.8%**	38.2%	(3.4%)
Asia/Pacific			
No. of properties	**10**	10	—
No. of rooms	**2,715**	2,715	—
Occupancy[2]	**65.0%**	69.1%	(4.1%)
ADR[3] – in US dollars	**$165**	$168	(2.1%)
– in equivalent Canadian dollars	**$259**	$258	0.4%
RevPAR[4] – in US dollars	**$107**	$116	(7.9%)
– in equivalent Canadian dollars	**$168**	$178	(5.6%)
Gross operating margin[5]	**35.6%**	37.7%	(2.1%)
Europe/Middle East			
No. of properties	**8**	8	—
No. of rooms	**1,548**	1,548	—
Occupancy[2]	**62.9%**	68.3%	(5.4%)
ADR[3] – in US dollars	**$378**	$363	4.2%
– in equivalent Canadian dollars	**$593**	$555	6.9%
RevPAR[4] – in US dollars	**$238**	$248	(3.9%)
– in equivalent Canadian dollars	**$374**	$379	(1.4%)
Gross operating margin[5]	**38.2%**	38.0%	0.2%

1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at The First Residence, and the deletion of The Regent Jakarta (which closed for repairs in February 2002 following damage from extensive flooding).

2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

3 ADR is defined as average daily room rate per room occupied.

4 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.

5 Gross operating margin represents gross operating profit as a percent of gross operating revenue.

Summary of Hotel Operating Data – All Managed Hotels

(Unaudited)	As at June 30, 2002	2001	Variance
Worldwide			
No. of properties	**55**	50	5
No. of rooms	**15,181**	14,112	1,069
United States			
No. of properties	**23**	22	1
No. of rooms	**7,248**	6,971	277
Canada/Mexico/Caribbean/ South America			
No. of properties	**8**	6	2
No. of rooms	**1,762**	1,553	209
Asia/Pacific			
No. of properties	**13**	12	1
No. of rooms	**4,062**	3,619	443
Europe/Middle East			
No. of properties	**11**	10	1
No. of rooms	**2,109**	1,969	140

Scheduled Opening of Hotels under Construction or in Advanced Stages of Development

Hotel/Resort/ Residence Club and Location[1]	Approximate Number of Rooms	Scheduled Opening
Four Seasons Hotel Alexandria, *Egypt**	120	2004
Four Seasons Hotel Amman, *Jordan*	195	2002
Four Seasons Hotel Beirut, *Lebanon*	287	2005
Four Seasons Hotel Budapest, *Hungary*	179	2003
Four Seasons Hotel Nile Plaza, Cairo, *Egypt**	374	2004
Four Seasons Resort Costa Rica, *Costa Rica**	179	2004
Four Seasons Hotel Doha, *Qatar**	235	2004
Four Seasons Resort Exuma, *The Bahamas**	180	2003
Four Seasons Hotel Florence, *Italy*	116	2004
Four Seasons Resort Hampshire, *England*	134	2003
Four Seasons Hotel Hong Kong, *Hong Kong**	400	2004
Four Seasons Hotel Istanbul at the Bosphorus, *Turkey*	170	2004
Four Seasons Resort Jackson Hole, *Wyoming, USA**	124	2003
Four Seasons Hotel Miami, *Florida, USA**	222	2003
Four Seasons Hotel Palo Alto, *California, USA*	200	2004
Four Seasons Resort Provence at Terre Blanche, *France**	115	2003
Four Seasons Resort Puerto Rico, *Puerto Rico**	250	2005
Four Seasons Residence Club Punta Mita, *Mexico**	35	2005
Four Seasons Hotel Riyadh, *Saudi Arabia**	234	2002
Four Seasons Hotel São Paulo, *Brazil*	125	2003
Four Seasons Residence Club Sedona at Seven Canyons, *Arizona, USA**	20	2005
Four Seasons Hotel Tokyo at Marunouchi, *Japan*	57	2002
Four Seasons Resort Whistler, *British Columbia, Canada**	271	2004

* Expected to include a residential component.

1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change. The dates of scheduled opening have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. The process and risks associated with the management of new properties are dealt with in greater detail in the Company's Annual Report.

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
M3C 2K8
Telephone: (416) 449-1750
Fax: (416) 441-4374
Internet Address: www.fourseasons.com

Investor Information

The Limited Voting Shares
are listed on
The Toronto Stock Exchange
(Stock Ticker Symbol: FSH)
and the New York Stock Exchange
(Stock Ticker Symbol: FS)

Variable Multiple Voting
and Limited Voting Shares
outstanding at June 30, 2002:
35,162,262

Dividend policy:
$0.11 per Limited Voting Share,
and $0.055 per Variable Multiple
Voting Share per annum
payable semi-annually



SECOND QUARTER

Ended June 30, 2002

FOUR SEASONS
Hotels and Resorts

As of August 2, 2002

The following should be read in conjunction with the accompanying consolidated financial statements and with the Management's Discussion and Analysis and the consolidated financial statements contained in the Company's 2001 Annual Report.

Earnings

Net earnings decreased 35.7% to $18.1 million ($0.52 basic earnings per share and $0.48 diluted earnings per share) for the three months ended June 30, 2002, as compared to $28.2 million ($0.80 basic earnings per share and $0.72 diluted earnings per share) for the comparable period in 2001.

For the six months ended June 30, 2002, net earnings decreased 42.8% to $25.8 million ($0.74 basic earnings per share and $0.70 diluted earnings per share), as compared to $45.2 million ($1.29 basic earnings per share and $1.17 diluted earnings per share) for the comparable period in 2001.

Operating Results

During the quarter, those markets that are more dependent upon business travel continued to underperform relative to other markets in which the Company operates. In addition, certain of the US city centre hotels experienced reduced Middle Eastern travel demand. However, overall leisure travel demand remained relatively strong, a trend reflected in the RevPAR results of the majority of the Company's resorts, with the exception of the Company's two resorts in Bali, which were affected by reduced travel to Indonesia. Generally, business travel within Europe was not as weak as that experienced in the US, and hotels such as Paris and Milan (that typically have a balance of business and leisure travel) realized RevPAR improvements during the second quarter.

RevPAR[1], on a US dollar basis, for worldwide Core Hotels[2] decreased 5.8% during the second quarter of 2002, as compared to the same period in 2001. This decline was consistent with the Company's expectation of a 4% to 6% decline for the quarter. The RevPAR decline was attributable primarily to lower occupancy levels and a 2.6% decline in average daily room rate during the second quarter of 2002, as compared to the same period in 2001. The decline in average daily room rate was a result of a change in sales mix, with fewer suites and deluxe rooms being sold in the quarter, combined with a greater proportion of negotiated rate volume business. The Company is continuing its strategy of maintaining the high level of product and services it has consistently provided to its customers without compromising room rates within a category. This strategy should allow the Company to maintain its industry-leading service reputation and average daily room rates in the near term and set the stage for improved RevPAR results as demand strengthens and as corporate business travel returns to more normal levels.

Worldwide Core Hotels gross operating margin[3] declined 2.3 percentage points from 36.6% in the second quarter of 2001 to 34.3% in the second quarter of 2002. The decline in gross operating margin was attributable, in part, to the contraction of hotel revenue, but was also influenced by increases in insurance, energy and employee benefit costs.

For the first six months of 2002, RevPAR, on a US dollar basis, for worldwide Core Hotels decreased 8.9%, and the gross operating margin declined 2.8 percentage points from 35.6% to 32.8%, as compared to the same period in 2001.

During the second quarter of 2002, RevPAR for US Core Hotels, on a US dollar basis, decreased 7.7% and the gross operating margin declined 2.8 percentage points to 33% from 35.8%, as compared to the same period in 2001. New York and Boston continued to be among the most difficult markets as a result of reduced levels of business travel. For the first six months of 2002, RevPAR for US Core Hotels, on a US dollar basis, decreased 10.2%, and the gross operating margin declined 3.5 percentage points to 30.8% from 34.3%, as compared to the same period in 2001.

In the second quarter of 2002, RevPAR for Canada/Mexico/Caribbean Core Hotels, on a US dollar basis, decreased by 5.4% and the gross operating margin declined 2.2 percentage points from 35.4% to 33.2%, as compared to the same quarter in 2001. For the first six months of 2002, Canada/Mexico/Caribbean Core Hotels experienced a decrease in RevPAR, on a US dollar basis, of 8.5% and the gross operating margin declined 3.4 percentage points from 38.2% to 34.8%, as compared to the same period in 2001.

RevPAR for Europe/Middle East Core Hotels, on a US dollar basis, was essentially flat and the gross operating margin declined one percentage point from 41.4% to 40.4% in the second quarter of 2002, as compared to the same period in 2001. During the quarter there was a divergence of operating performance within the Europe/Middle East Core Hotels. Four Seasons hotels in Paris and Milan both experienced occupancy levels in excess of 80% as a result of strong demand from both leisure and business travellers. Four Seasons hotels in Cairo and Istanbul experienced occupancy declines of over 15% as a result of generally weak travel demand in those markets.

For the six months ended June 30, 2002, RevPAR for Europe/Middle East Core Hotels, on a US dollar basis, decreased 3.9% and the gross operating margin improved from 38.0% to 38.2%, as compared to the same period in 2001. Europe/Middle East Core Hotels experienced a decrease in RevPAR of 5.1%, on a local currency basis, for the second quarter of 2002, as compared to the same period in 2001. On a local currency basis, RevPAR for Europe/Middle East Core Hotels decreased 4.7% during the first half of 2002, as compared to the same period in 2001.

For the second quarter of 2002, RevPAR for Asia/Pacific Core Hotels, on a US dollar basis, decreased 2.2% and the gross operating margin declined 2.1 percentage points from 37.4% to 35.3%, as compared to the second quarter of 2001. The Company's properties under management in Tokyo, Sydney and Bangkok performed well relative to other Four Seasons hotels in the region during the quarter. The hotels and resorts in Singapore and Bali experienced RevPAR declines in excess of 15% as a result of weak travel demand, particularly from the US.

RevPAR for Asia/Pacific Core Hotels decreased by 7.9%, on a US dollar basis, for the first six months of 2002, as compared to the same period in 2001, and the gross operating margin declined 2.1 percentage points from 37.7% to 35.6%. Asia/Pacific Core Hotels experienced a RevPAR decrease of 5.9%, on a local currency basis, during the second quarter of 2002, as compared to the same period in 2001. On a local currency basis, RevPAR for Asia/Pacific Core Hotels decreased 8% in the first six months of 2002, as compared to the same period in 2001.

The Company's worldwide resort portfolio experienced a US dollar RevPAR decline of 3.3% in the second quarter of 2002, as compared to the same period in 2001. Resort occupancies declined on average by 2.9 occupancy points to 72.4%, while the average daily room rate of US$387 was essentially flat, as compared to the second quarter of 2001. For the six months ended June 30, 2002, the Company's resort portfolio experienced a US dollar RevPAR decline of 4.2%, as compared to the same period in 2001, as occupancies declined on average by 3 percentage points and the average daily room rate was essentially flat at US$424, as compared to the same period in 2001.

Management Operations

Management fee revenues decreased 18.2% to $39.9 million for the quarter ended June 30, 2002, and decreased 19.6% to $75.9 million for the six months ended June 30, 2002, as compared to the same periods in 2001. As expected, RevPAR declined on a worldwide basis, which reduced profitability of the hotels under management and negatively affected the Company's profit-based incentive fees during the second quarter of 2002, as compared to the second quarter of 2001. Incentive fees declined by 35% during the quarter, which represented $3.9 million of the fee decline experienced during the second quarter of 2002. Reduced incentive fees caused by lower profitability of the hotels under management accounted for $6.8 million of the fee decline during the first six months of 2002.

A portion of the decline in fee revenues was caused by the Company ceasing to manage The Regent Hong Kong on June 1, 2001. During the second quarter of 2001, the fee revenues from The Regent Hong Kong were $926,000. The decline in fee revenues was also attributable, in part, to a reduction in fees received from Four Seasons residential projects. The sales of residential projects were negatively affected by lower demand levels caused by the weakening economic conditions in the United States, although average achieved selling prices of the units increased by 36% in the second quarter of 2002, as compared to the second quarter of 2001.

As a result of these reductions in fee revenues and to increases in general and administrative costs, which were in line with inflation, Four Seasons' management earnings, before other operating items, for the second quarter of 2002 decreased 28.2% to $24 million, as compared to $33.5 million in the second quarter of 2001. Management earnings, before other operating items, for the six months ended June 30, 2002 were $44.9 million, a 28.8% decrease as compared to $63.1 million for the same period in 2001.

The management operations profit margin[4] for the quarter ended June 30, 2002 declined to 60.1%, as compared to 68.5% for the same period in 2001, and was 59.2% for the six months ended June 30, 2002, as compared to 66.8% for the same period in 2001. On a full-year basis, the Company expects the profit margin on its management business to be comparable to the 59.3% profit margin achieved for the full year of 2001.

Ownership Operations[5]

Ownership operations losses, before other operating items, were $249,000 in the second quarter of 2002, as compared to earnings of $721,000 in the second quarter of 2001. The weaker economic conditions in New York continued to negatively affect the Company's ownership interest in The Pierre. The Pierre's RevPAR declined by 18.9% during the second quarter of 2002, as compared to the second quarter of 2001, which resulted in a reduction of operating earnings at this hotel.

Ownership operations losses, before other operating items, for the first six months of 2002 were $8.4 million, as compared to losses of $4.4 million for the comparable period in 2001. The Pierre accounted for a substantial portion of this decline year over year, reflecting the particularly difficult conditions in the New York market.

Other Income/Expense

Other income, net, for the second quarter was $2.8 million compared to $3.4 million for the same period in 2001. The Company realized a net foreign exchange accounting gain in the second quarter of 2002 of $3.6 million, as compared to a $1.5 million loss in the second quarter of 2001. As discussed in the Company's 2001 Annual Report, the Company attempts to minimize the impact of fluctuations in foreign currencies through the use of foreign exchange forward contracts. The gain in the second quarter of 2002 was the result of a significant strengthening of various currencies against the Canadian and US dollar, relating primarily to the Company's working capital position and other monetary assets. In light of the unusual volatility in foreign currencies experienced during the quarter, the Company increased the proportion of its working capital and other monetary assets that are hedged.

During the second quarter of 2001 the Company recognized a $4.7 million gain relating to the reversal of provisions in connection with its investment in Four Seasons Hotel Prague, the sale of which closed in the third quarter of 2001.

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2002 was $3.6 million and $7.1 million for the six months ended June 30, 2002, as compared to $3.7 million and $7.7 million, respectively, for the same periods in 2001. The decrease in depreciation and amortization expense was primarily attributable to a change in the accounting standard relating to goodwill and other intangible assets that became effective January 1, 2002 and is discussed in note 1(a) to the second quarter consolidated financial statements. This decrease was partially offset by additional depreciation and amortization expense on new management contracts. If the new accounting standard had been in place during the second quarter of 2001, net earnings would have reflected an improvement of $729,000 ($0.03 basic earnings per share or $0.02 diluted earnings per share), as compared to the same period in 2001, due to lower amortization expense. Similarly, for the six-month period ended June 30, 2001, net earnings would have reflected an improvement of $1.5 million ($0.05 basic earnings per share or $0.03 diluted earnings per share), as compared to the same period in 2001, as a result of lower amortization expense (see reconciliation in note 1(a) to the second quarter consolidated financial statements).

Net Interest Income

Net interest income for the quarter ended June 30, 2002 was $956,000, as compared to net interest income of $3.3 million for the same period in 2001, primarily due to lower interest rates earned on short-term cash deposits, offset by reduced interest expense resulting from the redemption of $100 million principal amount of unsecured debentures in November 2001. In addition, higher interest income was realized in the second quarter of 2001 from interest on receivables relating to the Prague and Scottsdale properties, which were subsequently repaid in 2001.

For the six months ended June 30, 2002, net interest income was $3 million, as compared to net interest income of $4.8 million for the same period in 2001.

Income Tax Expense

The Company's effective tax rate in both the second quarter and the first six months ended June 30, 2002 and the comparable periods in 2001 was 24%.

Balance Sheet

A part of the Company's business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. The loans or investments will only be made where the overall economic return to Four Seasons justifies the investment. As a part of its ongoing balance sheet evaluation, the Company has reviewed each investment and has determined that the book value of none of these loans or investments is impaired as at June 30, 2002.

The Company is, however, currently in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5 million loan owed to the Company that is secured by a second mortgage and that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration and the Company currently has no reason to believe that its loan is not appropriately secured, provided due process of law is respected. Due to the ongoing financial difficulties of the owner of the Caracas hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas ceased taking guest reservations as at June 12, 2002. The Company is pursuing all available remedies with the objective of protecting its management rights and its loan and allowing the hotel to resume its operations on a sound financial basis. The Company's total balance sheet exposure to the Caracas property is $10.9 million.

Cash and cash equivalents continue to be one of the largest assets on the Company's balance sheet. The Company's cash and cash equivalents were $207.3 million as at June 30, 2002, as compared to $210.4 million as at December 31, 2001.

Long-term obligations were $119.4 million as at June 30, 2002 and December 31, 2001. The Company's debt position consists primarily of its zero coupon convertible debt that matures in 2029 and that is redeemable by the Company at any time after September 2004 (the terms and conditions of the convertible notes are more fully described in the Company's 2001 Annual Report).

The Company has investment grade ratings from each of the bond rating agencies that cover the Company. Recently, Moody's confirmed its investment grade rating and changed its outlook for the Company from "negative" to "stable." Moody's has indicated that the improvement in the outlook was due to Four Seasons' rebound from the initial negative impact of the events of September 11 in line with overall industry trends, the reduction in debt levels and Moody's expectation that the Company is unlikely to face any material impairment with respect to its on- or off-balance sheet hotel-related receivables or investments.

Cash Flow

The Company generated $6.2 million of cash from operations in the second quarter of 2002 and $13.9 million during the six months ended June 30, 2002, as compared to $27.6 million and $58.6 million, respectively, for the same periods in 2001. During the quarter, the Company funded $6.8 million in new management opportunities. The Company expects total capital spending and dividends in 2002 to be approximately the same as in 2001 (approximately $73.2 million). During the remainder of 2002, the Company expects to make investments in a number of Four Seasons projects including Sedona, Jackson Hole, Costa Rica and São Paulo.

Lease and Contingent Commitments

As discussed in the Company's 2001 Annual Report, the Company has certain lease and contingent commitments. There has been no material change to these commitments through the first six months of 2002 and the Company does not anticipate any material change in respect of these commitments over the remainder of this fiscal year.

Current Operating Outlook

The Company expects that the remainder of the year will continue to be challenging due to the ongoing weakness in corporate travel demand, which continues to negatively affect a number of the Company's key properties. The recent, significant declines and ongoing volatility in global equity markets are also expected to impede the recovery of the global economy and corporate profits generally. In the Operating Risks section of the Company's 2001 Annual Report is a discussion of the principal risks associated with the business. The uncertainty regarding the timing and extent of recovery makes it particularly difficult at this time to develop forward-looking information about which one can be confident.

In the current environment, the Company has revised its estimates to reduce the RevPAR and net earnings expectations over the remainder of the year. On a full-year basis, the Company expects its average daily room rates for 2002 to be comparable with both 2000 and 2001.

Based on these revised assumptions, the Company expects fee revenues on a full-year basis to be approximately the same as those achieved in 2001, as compared to our initial expectation that fee revenues would increase by 5% in 2002. General and administrative expenses are expected to continue to remain generally unchanged compared to 2001 on a full-year basis. Accordingly, the Company expects that the management operations profit margin for the full-year 2002 also will remain comparable to the 2001 profit margin of 59.3%.

The continued weak global economic conditions, combined with delays in the start of construction of the Four Seasons Residence Club Sedona at Seven Canyons, also are expected to result in the fees from the Company's residential business being $7.4 million below the Company's business plan expectations for 2002.

With the weak economic conditions experienced through June 30, 2002 in New York and their impact on The Pierre, the Company expects ownership operations losses for the full year 2002 to be approximately $11.5 million, which is approximately $3 million greater than was anticipated at the beginning of this year.

During the quarter, the owner of the Four Seasons Olympic Hotel Seattle began marketing the hotel for sale. The owner is asserting that the hotel can be sold without the Company's management agreement. The Company strongly disagrees with the owner's assertion and does not believe the hotel can be sold unencumbered by the Company's management.

The Regent Hotel Jakarta has been closed since February 2002 as a result of damage from extensive flooding. The timing on the re-opening of the hotel is uncertain pending resolution of discussions with the insurer regarding the expenses relating to the repairs and interruption of business of the hotel.

For the year ended December 31, 2001, the management fees from Four Seasons Olympic Hotel Seattle and The Regent Hotel Jakarta represented less than 2.5% of total fee revenues for that year. For the six months ended June 30, 2002, the management fees from Four Seasons Olympic Hotel Seattle and The Regent Hotel Jakarta represented approximately 1.6% of total fee revenues for that period.

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years, expected investment spending; and similar statements concerning anticipated future events and expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown including the impact of the equity markets decline and volatility, the pace of the lodging industry's recovery from the terrorist attacks of September 11, 2001 and subsequent uncertainty concerning the potential for similar events; supply and demand changes for hotel rooms and residential properties; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. These statements are made as of the date of this document, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

1 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.

2 The term "Core Hotels" means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at The First Residence, and the deletion of The Regent Jakarta (which closed for repairs in February 2002 following damage from extensive flooding).

3 Gross operating margin represents gross operating profit as a percent of gross operating revenue.

4 The management operations profit margin represents management earnings, before other operating items, as a percent of management operations revenue.

5 Included in ownership operations earnings (losses) are the consolidated revenues and expenses from the Company's 100% interest in The Pierre in New York, Four Seasons Hotel Vancouver, Four Seasons Hotel Berlin, distributions from minority ownership interests in properties that Four Seasons manages and corporate overhead expenses.

Consolidated Balance Sheets

(Unaudited) (In thousands of dollars)	As at June 30, 2002	As at December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 207,321**	$ 210,421
Receivables	**85,947**	78,450
Inventory	**2,679**	3,074
Prepaid expenses	**4,995**	2,492
	300,942	294,437
Long-term receivables	**207,407**	201,453
Investments in hotel partnerships and corporations	**136,565**	141,005
Fixed assets	**51,897**	50,715
Investment in management contracts	**202,758**	201,460
Investment in trademarks and trade names (note 1(a))	**6,482**	33,784
Future income tax assets	**14,590**	17,745
Other assets	**40,867**	39,782
	$ 961,508	$ 980,381
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 36,723**	$ 50,813
Long-term obligations due within one year	**555**	1,188
	37,278	52,001
Long-term obligations	**118,875**	118,244
Shareholders' equity (notes 1(a) and 2):		
Capital stock	**324,347**	319,460
Convertible notes	**178,543**	178,543
Contributed surplus	**4,784**	4,784
Retained earnings	**283,275**	285,619
Equity adjustment from foreign currency translation	**14,406**	21,730
	805,355	810,136
	$ 961,508	$ 980,381

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(Unaudited)
(In thousands of dollars except per share amounts)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Consolidated revenues (note 3)	**$ 80,964**	$ 90,185	**$ 145,545**	$ 168,968
Management Operations				
Revenues (note 4)	**$ 39,934**	$ 48,824	**$ 75,926**	$ 94,483
General and administrative expenses	**(15,925)**	(15,373)	**(31,009)**	(31,414)
	24,009	33,451	**44,917**	63,069
Ownership Operations				
Revenues	**42,214**	43,291	**71,804**	77,546
Distributions from hotel investments	**465**	225	**571**	417
Expenses:				
Cost of sales and expenses	**(41,279)**	(40,640)	**(77,974)**	(78,917)
Fees to Management Operations	**(1,649)**	(2,155)	**(2,756)**	(3,478)
	(249)	721	**(8,355)**	(4,432)
Earnings before other operating items	**23,760**	34,172	**36,562**	58,637
Depreciation and amortization	**(3,639)**	(3,728)	**(7,144)**	(7,667)
Other income, net	**2,765**	3,368	**1,624**	3,640
Earnings from operations	**22,886**	33,812	**31,042**	54,610
Interest income, net	**956**	3,268	**2,966**	4,811
Earnings before income taxes	**23,842**	37,080	**34,008**	59,421
Income tax expense:				
Current	**(3,007)**	(8,298)	**(4,387)**	(13,009)
Future	**(2,715)**	(601)	**(3,775)**	(1,252)
	(5,722)	(8,899)	**(8,162)**	(14,261)
Net earnings	**$ 18,120**	$ 28,181	**$ 25,846**	$ 45,160
Basic earnings per share	**$ 0.52**	$ 0.80	**$ 0.74**	$ 1.29
Diluted earnings per share	**$ 0.48**	$ 0.72	**$ 0.70**	$ 1.17

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Provided by Operations

(Unaudited)
(In thousands of dollars)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in) operations:				
Management Operations				
Earnings before other operating items	**$ 24,009**	$ 33,451	**$ 44,917**	$ 63,069
Items not requiring an outlay of funds	**374**	290	**744**	460
Working capital provided by Management Operations	**24,383**	33,741	**45,661**	63,529
Ownership Operations				
Earnings (loss) before other operating items	**(249)**	721	**(8,355)**	(4,432)
Items not requiring an outlay of funds	**—**	—	**—**	2,657
Working capital provided by (used in) Ownership Operations	**(249)**	721	**(8,355)**	(1,775)
	24,134	34,462	**37,306**	61,754
Interest received	**2,746**	3,423	**8,151**	10,736
Interest paid	**(138)**	(140)	**(425)**	(3,541)
Current income tax paid	**(4,446)**	(4,446)	**(8,892)**	(8,892)
Change in non-cash working capital	**(13,258)**	(5,373)	**(18,251)**	(4,312)
Other	**(2,847)**	(373)	**(4,011)**	2,852
Cash provided by operations	**$ 6,191**	$ 27,553	**$ 13,878**	$ 58,597

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Unaudited)
(In thousands of dollars)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in):				
Operations:	**$ 6,191**	$ 27,553	**$ 13,878**	$ 58,597
Financing:				
Long-term obligations, including current portion	**(159)**	(224)	**(799)**	(275)
Issuance of shares	**724**	1,353	**4,887**	1,641
Dividends paid	**—**	—	**(1,815)**	(1,813)
Cash provided by (used in) financing	**565**	1,129	**2,273**	(447)
Capital investments:				
Long-term receivables	**(7,543)**	(6,641)	**(8,151)**	(28,589)
Hotel investments	**(1,100)**	(3,017)	**(1,682)**	(5,059)
Disposal of hotel investments	**5,455**	—	**5,455**	18,425
Purchase of fixed assets	**(2,740)**	(1,934)	**(5,730)**	(3,894)
Investment in trademarks, trade names and management contracts	**(1,809)**	(746)	**(2,199)**	(7,356)
Other assets	**(2,407)**	(1,581)	**(6,093)**	(2,415)
Cash used in capital investments	**(10,144)**	(13,919)	**(18,400)**	(28,888)
Increase (decrease) in cash and cash equivalents	**(3,388)**	14,763	**(2,249)**	29,262
Decrease in cash due to unrealized foreign exchange loss	**(1,017)**	(2,678)	**(851)**	(1,663)
Cash and cash equivalents, beginning of period	**211,726**	233,614	**210,421**	218,100
Cash and cash equivalents, end of period	**$ 207,321**	$ 245,699	**$ 207,321**	$ 245,699

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(Unaudited)
(In thousands of dollars)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Retained earnings, beginning of period	**$ 285,619**	$ 202,760
Effect of adoption of new standard on accounting for intangible assets (note 1(a))	**(26,366)**	—
	259,253	202,760
Net earnings	**25,846**	45,160
Dividends declared	**(1,824)**	(1,812)
Retained earnings, end of period	**$ 283,275**	$ 246,108

See accompanying notes to consolidated financial statements.

(Unaudited)
(In thousands of dollars except per share amounts)

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company's annual consolidated financial statements for the year ended December 31, 2001, except as disclosed below:

(a) Intangible assets

Effective January 1, 2002, the Company adopted the new accounting standard for goodwill and other intangible assets as established by the Canadian Institute of Chartered Accountants ("CICA") without restatement of prior periods. Intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Potential impairment of an intangible asset is determined by comparing the asset's carrying value to its fair value. Any loss resulting from impairment tests effective January 1, 2002 must be recognized as a charge to opening retained earnings. Impairment arising subsequent to January 1, 2002 will be recognized as a charge to income. Intangible assets which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

During the first quarter of 2002, in accordance with the new accounting standard, the Company completed its review of its existing intangible assets. That review determined that its investment in the rights to the Regent trade name, which was transferred to Carlson Hospitality Worldwide ("Carlson") in 1997 in exchange for the entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, has an indefinite useful life. As required by the new standard, the Company tested this intangible asset for impairment as at January 1, 2002 under the new fair value based impairment methodology, and determined that its fair value was less than its carrying amount. As a result, the Company recorded during the first quarter of 2002 a decrease to retained earnings of $26,366, a decrease to investment in trademarks and trade names of $27,042 and an increase to future income tax assets of $676.

The Company has determined that none of its other intangible assets have indefinite lives and, accordingly, amortizes such intangible assets over their estimated useful lives. Prior to 2002, the Company amortized its investment in management contracts on a straight-line basis over the terms of the contracts to a maximum of 40 years. Effective January 1, 2002, as required under the new accounting standard, the Company amortizes its investment in management contracts over the actual term of the contracts in proportion to the benefits received.

For the three months and six months ended June 30, 2001, had the Regent trade name transferred to Carlson not been amortized and had the amortization of investment in management contracts been adjusted for the change in estimated useful lives, the reported net earnings, basic earnings per share and diluted earnings per share would be adjusted as follows:

(Unaudited) (In thousands of dollars except per share amounts)	Three months ended June 30, 2001 Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share	Six months ended June 30, 2001 Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
Reported amounts	$ 28,181	$ 0.80	$ 0.72	$ 45,160	$ 1.29	$ 1.17
Trade name amortization (net of income tax recovery of $5 and $10, respectively)	190	0.01	0.01	380	0.01	0.01
Management contract amortization (net of income tax recovery of $79 and $160, respectively)	539	0.02	0.01	1,090	0.04	0.02
Adjusted amounts	$ 28,910	$ 0.83	$ 0.74	$ 46,630	$ 1.34	$ 1.20

(b) Foreign currency translation and hedging relationships

Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a fixed or determinable life. Due to the hedging relationships established by the Company during 2001 relating to its long-term receivables, long-term obligations, investments in self-sustaining foreign operations and foreign exchange forward contracts, the adoption by the Company of the amendment to the standard on accounting for foreign currency translation did not have an impact on the Company for the six months ended June 30, 2002.

In addition, in December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which will be effective for fiscal years beginning on or after July 1, 2002. The Company has not yet determined the impact of the implementation of this guideline on its 2003 consolidated financial statements.

(c) Stock-based compensation and other stock-based payments

Effective January 1, 2002, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value based method to account for stock-based payments to non-employees, and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted by the new standard, the Company has opted to continue to use its existing policy under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Accordingly, the compensation element of stock options issued by the Company during the first six months of 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.29% to 5.20%; semi-annual dividend per Limited Voting Shares of $0.055; volatility factors of the expected market price of the Company's Limited Voting Shares ranging from 47.4% to 49.8%; and expected lives of the options ranging between 4 and 7 years, depending on the level of the employee who was granted stock options.

For the three months and six months ended June 30, 2002, assuming the Company had accounted for its stock options issued under the fair value based method, pro forma net earnings would have been $17,905 and $25,624, respectively, pro forma basic earnings per share would have been $0.51 and $0.73, respectively, and pro forma diluted earnings per share would have been $0.48 and $0.70, respectively. In calculating pro forma net earnings and pro forma basic and diluted earnings per share, stock options issued prior to January 1, 2002 have been excluded from the fair value based accounting method.

2. Shareholders' equity:

As at June 30, 2002, the Company has outstanding Variable Multiple Voting and Limited Voting Shares of 35,162,262 and outstanding stock options of 5,728,347 (weighted average exercise price of $52.09). In addition, the Company has 655,404 convertible notes outstanding, each of which may be converted into 5.284 Limited Voting Shares of the Company. The Company, however, has the right to acquire for cash the notes that a holder has required to be so converted. Holders also have the right to require the Company to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares having a fair value equal to the issue price plus accrued interest to the date of purchase. The Company has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. Also, on or after September 23, 2004, the Company may redeem for cash all or a portion of the notes.

3. Consolidated revenues:

Consolidated revenues of the Company are comprised of revenues from Management Operations, revenues from Ownership Operations, distributions from hotel investments, less fees from Ownership Operations to Management Operations.

4. Revenues under management:

Total revenues under management were $752,481 for the three months ended June 30, 2002 ($786,649 for the three months ended June 30, 2001), and $1,438,419 for the six months ended June 30, 2002 ($1,537,174 for the six months ended June 30, 2001). Total revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Company manages. Approximately 67% of the fee revenues earned by the Company were calculated as a percentage of the total revenues under management of all hotels and resorts.

5. Seasonality:

The Company's hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. The Company's ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership operations typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels.

Management operations are also seasonal in nature, as fee revenues are affected by the seasonality of hotel revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in those months and may be offset to a greater extent as the portfolio of resort properties managed by the Company increases.

In 2002, this normal seasonality is also heightened by the ongoing impact from the September 11 terrorist attacks, the war on terrorism and the weak US economy, which adversely affected the normal decision cycle for first and second quarter business travel and meetings and leisure travel.